Filed Pursuant to Rule 253(g)(2)

File No. 024-10840

MOGULREIT I, LLC

SUPPLEMENT NO. 18 DATED MAY 8, 2020

TO THE OFFERING CIRCULAR DATED APRIL 26, 2019

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we,” “our,” “us” or the “Company”), dated April 26, 2019, as filed by us with the Securities and Exchange Commission on April 26, 2019, as supplemented (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update our management.

Management

The following information supersedes and replaces the table of the executive officers of our Manager in the section of the Offering Circular captioned “Management – Executive Officers of Company and our Manager”:

Name	Age*	Position
Jilliene Helman	33	Chief Executive Officer and Chief Financial Officer
Eric Levy	33	Vice President, Portfolio Manager
Ayla Nazli	38	Chief Compliance Officer and Secretary

*As of December 31, 2019

Effective as of May 1, 2020, Michael Schoellhammer departed from his role as managing director of our Manager. Accordingly all references to Mr. Schoellhammer as an executive officer of our Manager in the Offering Circular are hereby removed.

The following information supplements, and should be read in conjunction with, the section of the Offering Circular captioned “Management – Executive Officers of Company and our Manager”:

Ayla Nazli has served as Secretary and Chief Compliance Officer, and as Secretary, Chief Compliance Officer, and Vice President, Legal of Realty Mogul, Co., since January 2020. Ms. Nazli is responsible for managing all legal and regulatory matters for Realty Mogul, Co. and its wholly-owned subsidiaries, including our Manager. From February 2019 to December 2019, Ms. Nazli served as Senior Counsel at Libertas Law Group, a law firm that specializes in advising public and private companies on corporate and securities law matters. From September 2014 to May 2018, Ms. Nazli served as Senior Counsel at Transamerica, an insurance and financial services company, where she managed legal issues relating to its investment products and securities offerings. While at Transamerica, Ms. Nazli also served as corporate secretary for multiple Transamerica entities and committees, and provided legal and compliance advice to its affiliated investment adviser and broker-dealer entities. Earlier in her career, Ms. Nazli practiced as a corporate and securities associate at K&L Gates LLP, an international law firm, where she mainly advised public companies on matters relating to corporate governance, mergers and acquisitions, and corporation finance, including initial public offerings. Ms. Nazli earned her Juris Doctor from the University of Pennsylvania Law School, and her Bachelor of Arts in Economics from Emory University.